First Quarter 2025 The Bank of N.T. Butterfield & Son Limited Earnings Presentation April 24, 2025

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases or otherwise increase shareholder value, our dividend payout target, our fee/income ratio, our OCI, our growth and expenses, and interest rate levels and impact on our earnings, and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions), changes in trade policies and practices and the resulting uncertainty, market volatility, and potential deterioration in economic conditions, fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward- looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. Presentation of Financial Information: Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • First Quarter 2025 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding retail offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings Sustainability Awards

4 First Quarter 2025 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs. Q4 2024 vs. Q1 2024 Q1 2025 $ % $ % Net Interest Income $ 89.3 $ 0.7 $ 2.2 Non-Interest Income 58.4 (4.8) 3.3 Provision for Credit Losses 0.4 0.7 — Non-Interest Expenses* (94.4) (2.2) (5.0) Other Gains (Losses) — (0.1) (0.2) Net Income $ 53.8 $ (5.8) (9.8) % $ 0.3 0.6 % Non-Core Items** 2.9 (2.9) 1.4 Core Net Income** $ 56.7 $ (2.9) (4.9) % $ 1.7 3.1% • Net income of $53.8 million or $1.23 per share • Core net income**of $56.7 million, or $1.30 per share • Return on average common equity of 20.9%; core return on average tangible common equity** of 24.2% • Net Interest Margin of 2.70%, cost of deposits of 1.60% • Cash dividend rate of $0.44 per common share during the quarter • Repurchases of 1.1 million shares at an average price of $37.78 per share * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $53.4 $50.6 $52.7 $59.6 $53.8$55.0 $51.4 $52.8 $59.6 $56.7 Net income Core Net Income** Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 21.5% 20.7% 20.3% 22.9% 20.9% 24.5% 23.3% 22.5% 25.2% 24.2% Return on Equity Core Return on Average Tangible Common Equity** Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025

Financials

6 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $87.1 $88.6 $89.3 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) was higher versus the prior quarter primarily due to lower deposit costs as a result of a positive mix shift in deposits to demand from term, and higher yields on investments, as fixed rate investments were repriced. These were partially offset by lower loan and treasury yields following rate cuts by central banks during the fourth quarter of 2024, coupled with lower day count in the first quarter of 2025 • Net interest margin (“NIM”) is higher at 2.70% compared to 2.61% in the prior quarter • Average loan volume was lower compared to the prior quarter as amortizations and paydowns outpaced originations (In US$ millions) Q1 2025 vs.Q4 2024 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,519.3 3.98% $ 78.3 (0.27) % Investments 5,462.6 2.68% 5.3 0.17 % Loans (net) 4,455.3 6.32% (117.9) (0.11) % Interest Earning Assets 13,437.3 4.23% (34.3) (0.05) % Interest Bearing Liabilities 9,968.5 (2.06) % (171.7) 0.16 % Net Interest Margin 2.70% 0.09%

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q1 2025 vs. Q4 2024 Asset management $ 9.5 $ 0.4 Banking 15.1 (6.1) Foreign exchange revenue 13.7 0.4 Trust 15.6 0.6 Custody and other 3.5 (0.1) Other 1.0 0.1 Total Non-Interest Income $ 58.4 $ (4.8) $55.1 $63.2 $58.4 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 • Total non-interest income was down $4.8 million versus the prior quarter, primarily due to: ◦ lower banking fees relative to seasonally higher volumes and incentives recognized in the prior quarter; ◦ partially offset by higher foreign exchange revenue driven by volume; ◦ higher trust income due to a new service and fee mandate, and special trust fees; and ◦ higher asset management revenue due to higher brokerage commission based on increased client activity • The fee income ratio was 39.4% in the first quarter of 2025 which compares favorably to historical peer* averages Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

Income Statement

Non-Interest Expenses

Core Non-Interest Expenses* (In US$ millions)	Q1 2025	vs. Q4 2024 $	vs. Q4 2024 %
Salaries & Benefits**	$ 44.1	$ (0.6)	(1.3)%
Technology & Comm.	16.0	(0.6)	(3.6)%
Professional & O/S Services	5.4	(0.2)	(4.0)%
Property	8.7	0.1	1.7 %
Indirect Taxes	6.3	1.0	19.4 %
Marketing	1.8	(0.6)	(24.7)%
Intangible Amortization	1.9	(0.3)	(15.5)%
Other	6.0	0.8	15.7 %
Total Core Non-Interest Expenses*	$ 90.3	$ (0.3)	(0.4)%
Non-Core Expenses*	2.9	2.9	>100%
Non-Interest Expenses	$ 93.2	$ 2.6	2.8 %



Core Non-Interest Expense* Trend
(In US$ millions)
$86.9
$90.6
$90.3
59.8%
58.2%
59.8%
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Core Efficiency Ratio*
Core Non-Interest Expenses*

- Core non-interest expenses* were similar to the prior quarter with the following underlying movements:
  - lower core salaries and other employee benefits due to better-than-expected experience on staff health care costs offset by the impact of annual salary reviews and promotions;
  - decrease in technology and communications expenses from lower external technology services and corporate travel costs;
  - decrease in marketing expenses due to higher prior quarter event costs and sponsorship;
  - increase in other non-interest expenses driven by provision for a potential legal settlement in the Channel Islands and UK segment; and
  - increase in non-income tax expenses driven by payroll taxes on the annual vesting of share compensation
- Core efficiency ratio* of 59.8% was favorable compared to the prior quarter and slightly better than the Bank's through-cycle core efficiency ratio target of 60%

* See the Appendix for a reconciliation of the non-GAAP measure

** Includes Non-Service Employee Benefits Expense

8

9 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances decreased by $0.1 billion to $12.6 billion compared to prior year end - partially offset by the weakening US dollar • Average deposit balances remained flat at $12.5 billion in Q1 2025 compared to the prior year end • Butterfield’s balance sheet remained low in risk density (risk weighted assets/total assets) at 30.0% vs Q4 2024 (In US$ millions) Q1 2025 Q4 2024 % Cash and cash equivalents $ 2,097 $ 1,998 5 % Reverse Repos & S/T Investments 1,498 1,785 (16) % Investments 5,448 5,513 (1) % Loans (net) 4,518 4,474 1 % Other Assets 458 462 (1) % Total Assets $ 14,020 $ 14,231 (2) % Int. Bearing Deposits $ 10,038 $ 10,058 — % Non-Int. Bearing Deposits 2,570 2,688 (4) % Other Liabilities 354 465 (24) % Shareholders’ Equity 1,058 1,021 4 % Total Liab. & Equity $ 14,020 $ 14,231 (2) % $13.5 $14.2 $14.0 $5.2 $5.5 $5.4 $4.6 $4.5 $4.5 Total assets Investments Loans Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 $12.1 $12.7 $12.6 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Total Deposits (In US$ billions)

10 Asset Quality Non-Accrual Loans (In US$ millions) $59.1 $76.7 $103.8 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 Res Mtg 67.8% Consumer 4.0% Comm’l R/E 13.9% Other Comm’l 8.0% Government 6.2% Loan Distribution 0.01% 0.04% — Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio $4.5 billion $5.4 billion Investment Portfolio Rating Distribution • 68% of the total loan portfolio consists of full-recourse residential mortgages of which 81% have loans-to-values below 70% • Non-accrual loans increased to 2.3% of gross loans, up from 1.7% in the prior quarter, driven by a residential mortgage relationship in the Channel Islands and UK segment • Allowance for credit losses at $25.3 million represented an ACL/Total loans ratio of 0.6%, consistent with the prior quarter • The net charge-off ratio was negligible as a % of total gross loans AAA 0.3% AA 99.7%

11 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average Life Q1 2025 vs. Q4 2024 Duration vs. Q4 2024 Cash & Reverse Repos & S/T Invest. $ 3,519.3 $ 78.3 0.1 — N/A AFS 2,247.5 74.5 3.3 (0.1) 4.1 HTM** 3,215.1 (69.2) 7.1 0.3 8.4 Total $ 8,981.9 $ 83.6 (3.8)% 3.3% 6.6% (2.1)% 1.5% 2.3% NTB US Peer Median * -100bps +100bps +200bps • Total investment portfolio duration increase to 5.5 years compared to 5.3 years in the prior quarter • Net unrealized losses on AFS securities improved to $131.4 million as at March 31, 2025 compared with net unrealized losses of $163.3 million as at the end of the fourth quarter of 2024 • Based on implied forward rates, the AFS OCI would improve by 31% in the next 12 months and 55% in 24 months * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2024 comparative data is used as Q1 2025 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

Capital Requirements and Dividend Return

Regulatory Capital - Total Capital Ratio*



27.7%
13.5%
15.0%
Butterfield Current
BMA Minimum
US Peer Median***

Leverage Capital



8.2%
1.3%
6.9%
11.3%
0.6%
10.7%
Butterfield - Current
US Peer Median***
TCE/TA
TCE/TA Ex Cash

Combined Payout Ratio**



43%
78%
109%
112%
$3.9
$87.3
$88.6
$86.2
$155.3
$79.9
$41.4
$18.8
2022
2023
2024
Q1 2025
Combined Payout Ratio
Share Repurchases
Cash Dividend

- Regulatory capital levels remain conservatively above minimum requirements
- Quarterly dividend rate continues at $0.44 per common share
- TCE/TA ratio of 6.9%, conservatively above the targeted range of 6.0% to 6.5%
- Tangible book value per share increased 5.7% compared to the prior quarter at $22.94
- New Basel 4 rules effective on January 1, 2025 resulted in lower risk weighted assets and improved total regulatory capital ratio by 1.9%

* Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA.

** 2025 is based on year-to-date cash dividends, share repurchases and net income

*** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2024 comparative data is used as Q1 2025 peer information was not widely available at time of publication.

12

Appendix

14 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 21% 20% 19% 21% 20% 46% 47% 47% 44% 49% 33% 33% 34% 35% 31% $12.1 $12.5 $12.7 $12.7 $12.6 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 24% 23% 22% 27% 25% 50% 51% 45% 44% 47% 26% 27% 33% 30% 28% $3.9 $3.9 $3.8 $4.0 $3.9 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 35% 34% 34% 33% 35% 43% 45% 46% 40% 45% 22% 21% 19% 26% 20% $4.5 $4.6 $4.6 $4.8 $4.5 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 —% 1% 1% 1% 1% 46% 46% 49% 48% 54% 54% 53% 50% 51% 45% $3.7 $4.0 $4.4 $4.0 $4.2 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025

15 29% 29% 29% 28% 28% 21% 23% 22% 21% 20% 50% 49% 49% 50% 52% $3.6 $3.6 $3.3 $3.1 $3.1 Bermuda Cayman UK and Channel Islands 2021 2022 2023 2024 Q1 2025 26% 24% 21% 23% 19% 7% 9% 9% 10% 10% 18% 21% 22% 22% 22% 48% 46% 48% 46% 49% $1.4 $1.4 $1.3 $1.3 $1.3 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2021 2022 2023 2024 Q1 2025 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans 39% 37% 37% 34% 35% 20% 24% 25% 24% 24% 41% 39% 38% 42% 41% $5.2 $5.1 $4.7 $4.5 $4.5 Bermuda Cayman UK and Channel Islands 2021 2022 2023 2024 Q1 2025 Loan Portfolio Composition by Originating Segment (US$ Billions) 19% 43% 51% 47% 48% 81% 57% 49% 53% 52% $5.2 $5.1 $4.7 $4.5 $4.5 Fixed Floating 2021 2022 2023 2024 Q1 2025 Fixed vs. Floating Rate Loans (US$ Billions)

16 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $(138) Change vs Q4 2024 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) -238 +110 $45 Change vs Q4 2024 Volume FX Translation 75% 72% 71% 19% 21% 21% 6% 7% 8% $12.1 $12.7 $12.6 USD / USD Pegged GBP Other Total deposits Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 61% 61% 59% 38% 39% 40% 1% 1% 1% $4.6 $4.5 $4.5 USD / USD Pegged GBP Other Total loans Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 -15 +60

17 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 38% 37% 37% 35% 36% 69% 71% 70% 71% NTB US Peer Median* Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 24% 26% 27% 27% 26% 4% 4% 5% 4% NTB US Peer Median* Q1 2024 Q2 2024 Q3 2024 Q4 2024 Q1 2025 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills, as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2025 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2025	2024				2023			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Assets									
Cash and cash equivalents	$ 2,097	$ 1,998	$ 2,067	$ 2,390	$ 1,746	$ 1,647	$ 1,750	$ 1,795	$ 1,345
Reverse Repos & S/T Investments	1,498	1,785	1,750	1,289	1,480	1,225	893	729	1,263
Investments	5,448	5,513	5,468	5,168	5,168	5,292	5,319	5,546	5,665
Loans, Net	4,518	4,474	4,648	4,585	4,644	4,746	4,750	5,003	5,022
Other Assets	458	462	441	506	490	464	468	435	438
Total Assets	$ 14,020	$ 14,231	$ 14,373	$ 13,939	$ 13,528	$ 13,374	$ 13,180	$ 13,510	$ 13,733
Liabilities and Equity									
Total Deposits	$ 12,608	$ 12,746	$ 12,738	$ 12,548	$ 12,131	$ 11,987	$ 11,861	$ 12,192	$ 12,348
Long-Term Debt	99	99	99	99	99	98	98	98	172
Other Liabilities	256	366	472	293	304	285	297	269	275
Total Liabilities	$ 12,962	$ 13,211	$ 13,309	$ 12,940	$ 12,533	$ 12,370	$ 12,257	$ 12,559	$ 12,796
Common Equity	$ 1,058	$ 1,021	$ 1,064	$ 999	$ 995	$ 1,004	$ 923	$ 950	$ 937
Total Equity	$ 1,058	$ 1,021	$ 1,064	$ 999	$ 995	$ 1,004	$ 923	$ 950	$ 937
Total Liabilities and Equity	$ 14,020	$ 14,231	$ 14,373	$ 13,939	$ 13,528	$ 13,374	$ 13,180	$ 13,510	$ 13,733
Key Metrics									
CET 1 Ratio	25.2 %	23.5 %	22.1 %	22.5 %	22.6 %	23.0 %	23.4 %	22.7 %	22.2 %
Total Tier 1 Capital Ratio	25.2 %	23.5 %	22.1 %	22.5 %	22.6 %	23.0 %	23.4 %	22.7 %	22.2 %
Total Capital Ratio	27.7 %	25.8 %	24.3 %	24.8 %	24.9 %	25.4 %	25.8 %	25.1 %	26.2 %
Leverage ratio	7.4 %	7.3 %	7.1 %	7.3 %	7.5 %	7.6 %	7.8 %	7.6 %	7.2 %
Risk-Weighted Assets (in $ millions)	4,207	4,539	4,776	4,668	4,648	4,541	4,522	4,628	4,604
Risk-Weighted Assets / total assets	30.0 %	31.9 %	33.2 %	33.5 %	34.4 %	34.0 %	34.3 %	34.3 %	33.5 %
Tangible common equity ratio	6.9 %	6.6 %	6.8 %	6.5 %	6.7 %	6.8 %	6.5 %	6.5 %	6.3 %
Book value per common share (in $)	25.07	23.78	24.09	22.12	21.53	21.39	19.20	19.34	18.80
Tangible book value per share (in $)	22.94	21.70	21.90	20.03	19.45	19.29	17.73	17.83	17.32
Non-accrual loans/gross loans	2.3 %	1.7 %	1.9 %	1.5 %	1.3 %	1.3 %	1.2 %	1.2 %	1.1 %
Non-performing assets/total assets	1.1 %	1.1 %	1.5 %	1.1 %	1.2 %	1.0 %	0.8 %	0.7 %	0.6 %
Allowance for credit losses/total loans	0.6 %	0.6 %	0.6 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %

* Effective January 1, 2025, the Bank has adopted the BCBS's revised standardized approach for credit risk framework as required by the BMA. Comparatives were prepared under the prior credit risk framework.

18

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q1 2025			Q4 2024			Q1 2024		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash and cash equivalents, reverse repurchase agreements and short-term investments	$ 3,519.3	$ 34.5	3.98 %	$ 3,441.1	$ 36.9	4.25 %	$ 3,138.3	$ 36.8	4.71 %
Investment in securities	5,462.6	36.1	2.68 %	5,457.3	34.5	2.51 %	5,204.2	28.9	2.23 %
AFS	*2,247.5*	*17.8*	*3.21 %*	*2,173.0*	*15.8*	*2.89 %*	*1,766.3*	*9.6*	*2.17 %*
HTM	*3,215.1*	*18.3*	*2.31 %*	*3,284.3*	*18.6*	*2.25 %*	*3,437.9*	*19.3*	*2.25 %*
Loans	4,455.3	69.4	6.32 %	4,573.2	74.1	6.43 %	4,689.5	77.0	6.58 %
Commercial	*1,320.3*	*20.6*	*6.32 %*	*1,321.9*	*21.2*	*6.36 %*	*1,381.4*	*23.7*	*6.88 %*
Consumer	*3,135.0*	*48.8*	*6.32 %*	*3,251.3*	*52.9*	*6.45 %*	*3,308.1*	*53.3*	*6.46 %*
Total interest earning assets	13,437.3	140.0	4.23 %	13,471.6	145.5	4.28 %	13,031.9	142.7	4.39 %
Other assets	430.7			429.8			412.0		
Total assets	$ 13,868.0			$ 13,901.4			$ 13,444.0		
Liabilities									
Deposits - interest bearing	$ 9,853.4	$ (49.1)	(2.02)%	$ 9,943.7	$ (54.4)	(2.17)%	$ 9,586.5	$ (54.2)	(2.27)%
Securities sold under agreement to repurchase	16.3	(0.2)	(4.42)%	97.8	(1.1)	(4.27)%	4.6	(0.1)	(4.69)%
Long-term debt	98.7	(1.4)	(5.63)%	98.7	(1.4)	(5.51)%	98.5	(1.4)	(5.58)%
Interest bearing liabilities	9,968.5	(50.7)	(2.06)%	10,140.2	(56.8)	(2.22)%	9,689.7	(55.6)	(2.30)%
Non-interest bearing customer deposits	2,622.4			2,509.5			2,603.5		
Other liabilities	263.6			245.3			250.0		
Total liabilities	$ 12,854.4			$ 12,895.0			$ 12,543.2		
Shareholders' equity	1,013.5			1,006.4			900.8		
Total liabilities and shareholders' equity	$ 13,868.0			$ 13,901.4			$ 13,444.0		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,468.8			$ 3,331.5			$ 3,342.3		
Net interest margin		$ 89.3	2.70 %		$ 88.6	2.61 %		$ 87.1	2.68 %

19

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2025	2024				2023			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net Interest Income	$ 89.3	$ 88.6	$ 88.1	$ 87.4	$ 87.1	$ 86.9	$ 90.2	$ 92.5	$ 97.4
Non-Interest Income	58.4	63.2	56.0	55.6	55.1	60.0	52.0	50.2	50.2
Prov. for Credit (Losses) Recovery	0.4	(0.3)	(1.3)	(0.5)	0.4	(1.7)	(0.5)	(1.5)	(0.7)
Non-Interest Expenses*	94.4	92.2	90.0	92.1	89.4	91.4	92.9	84.1	84.8
Other Gains (Losses)	—	0.1	(0.1)	0.1	0.2	(0.3)	—	4.0	0.1
Net Income	$ 53.8	$ 59.6	$ 52.7	$ 50.6	$ 53.4	$ 53.5	$ 48.7	$ 61.0	$ 62.2
Non-Core Items**	$ 2.9	$ —	$ 0.1	$ 0.8	$ 1.6	$ 1.8	$ 8.2	$ (4.0)	$ —
Core Net Income**	$ 56.7	$ 59.6	$ 52.8	$ 51.4	$ 55.0	$ 55.3	$ 57.0	$ 57.0	$ 62.2

Key Metrics									
Loan Yield	6.32 %	6.43 %	6.64 %	6.65 %	6.58 %	6.68 %	6.51 %	6.42 %	6.23 %
Securities Yield	2.68	2.51	2.39	2.30	2.23	2.16	2.06	2.07	2.12
Cost of Deposits	1.60	1.73	1.91	1.89	1.78	1.72	1.52	1.27	1.10
Net Interest Margin	2.70	2.61	2.61	2.64	2.68	2.73	2.76	2.83	2.88
Core Efficiency Ratio**	59.8	58.2	60.2	61.8	59.8	60.5	58.3	57.6	56.0
Core ROATCE**	24.2	25.2	22.5	23.3	24.5	25.4	26.1	26.3	30.5
Fee Income Ratio	39.4	41.7	39.2	39.0	38.6	41.3	36.7	35.5	34.2
Fully Diluted Share Count (in millions of common shares)	43.6	44.6	45.6	46.3	47.2	48.1	49.1	49.9	50.1

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 23-24

20

21 (in millions of US Dollars, unless otherwise indicated) 2025 2024 2023 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Non-Interest Income Asset Management $ 9.5 $ 9.1 $ 9.5 $ 8.9 $ 8.8 $ 8.3 $ 8.0 $ 8.2 $ 7.9 Banking 15.1 21.2 14.4 13.8 14.3 18.6 14.1 12.6 13.6 FX Revenue 13.7 13.2 12.2 12.6 13.2 12.8 11.4 11.3 10.7 Trust 15.6 15.1 15.8 15.4 15.0 16.0 14.7 14.3 12.8 Custody & Other Admin. 3.5 3.6 3.5 3.4 3.3 3.3 3.3 3.3 3.3 Other 1.0 0.9 0.7 1.6 0.4 1.0 0.6 0.5 1.8 Total Non-Interest Income $ 58.4 $ 63.2 $ 56.0 $ 55.6 $ 55.1 $ 60.0 $ 52.0 $ 50.2 $ 50.2 Non-Interest Expense Salaries & Benefits* $ 46.9 $ 44.7 $ 44.7 $ 44.8 $ 43.8 $ 45.9 $ 51.3 $ 42.6 $ 43.7 Technology & Comm. 16.0 16.6 16.5 16.9 16.1 17.2 16.0 14.9 13.9 Professional & O/S Services 5.4 5.7 4.8 6.7 5.5 7.0 4.3 4.8 5.0 Property 8.7 8.6 8.6 8.2 8.7 8.7 7.7 7.5 7.4 Indirect Taxes 6.5 5.3 5.5 5.6 6.3 5.0 5.4 5.3 5.7 Marketing 1.8 2.4 1.3 1.6 1.3 1.7 1.5 1.7 1.5 Intangible Amortization 1.9 2.2 1.9 1.9 1.9 1.4 1.4 1.4 1.4 Other 6.0 5.2 5.6 5.5 4.9 5.2 4.8 5.4 5.3 Total Non-Interest Expense $ 93.2 $ 90.6 $ 88.8 $ 91.1 $ 88.5 $ 92.2 $ 92.5 $ 83.5 $ 84.1 Income Taxes 1.2 1.5 1.2 0.9 0.9 (0.8) 0.4 0.5 0.7 Total Expense incld. Taxes $ 94.4 $ 92.2 $ 90.0 $ 92.1 $ 89.4 $ 91.4 $ 92.9 $ 84.1 $ 84.8 *Includes non-service employee benefits Non-Interest Income & Expense Trends

22 (in millions of US Dollars, unless otherwise indicated) 2025 2024 2023 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Salaries & Benefits* $ 44.1 $ 44.7 $ 44.7 $ 44.7 $ 42.5 $ 46.2 $ 43.4 $ 42.6 $ 43.7 Technology & Comm. 16.0 16.6 16.5 16.9 16.1 17.2 16.0 14.9 13.9 Professional & O/S Services 5.4 5.7 4.7 6.1 5.2 4.9 4.3 4.7 5.0 Property 8.7 8.6 8.6 8.2 8.7 8.7 7.7 7.5 7.4 Indirect Taxes 6.3 5.3 5.5 5.5 6.3 5.0 5.1 5.3 5.7 Marketing 1.8 2.4 1.3 1.6 1.3 1.7 1.5 1.7 1.5 Intangible Amortization 1.9 2.2 1.9 1.9 1.9 1.4 1.4 1.4 1.4 Other 6.0 5.2 5.6 5.5 4.9 5.2 4.8 5.4 5.3 Total Core Non-Interest Expense** $ 90.3 $ 90.6 $ 88.6 $ 90.3 $ 86.9 $ 90.4 $ 84.3 $ 83.6 $ 84.1 Income Taxes 1.2 1.5 1.2 0.9 0.9 (0.8) 0.4 0.5 0.7 Total Core Expense incld. Taxes** $ 91.5 $ 92.1 $ 89.8 $ 91.2 $ 87.8 $ 89.6 $ 84.7 $ 84.1 $ 84.8 * Includes non-service employee benefits ** See the reconciliation of non-GAAP measures on pages 23-24 Core Non-Interest Expense* Trends

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2025	2024			
		Q1	Q4	Q3	Q2	Q1
Net income	A	$ 53.8	$ 59.6	$ 52.7	$ 50.6	$ 53.4
Non-core (gains), losses and expenses						
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		2.9	—	—	0.2	1.3
Tax compliance review costs		—	—	—	0.1	0.1
Restructuring charges and related professional service fees		—	—	0.1	0.5	0.3
Total non-core expenses	C	$ 2.9	$ —	$ 0.1	$ 0.8	$ 1.6
Total non-core (gains), losses and expenses	D=B+C	2.9	—	0.1	0.8	1.6
Core net income to common shareholders	E=A+D	$ 56.7	$ 59.6	$ 52.8	$ 51.4	$ 55.0
Average shareholders' equity		1,041.3	1,030.0	1,029.2	979.4	996.1
Average common equity	F	1,041.3	1,030.0	1,029.2	979.4	996.1
Less: average goodwill and intangible assets		(89.2)	(92.9)	(95.5)	(95.3)	(97.4)
Average tangible common equity	G	952.1	937.2	933.7	884.1	898.7
Return on equity	A/F	20.9 %	22.9 %	20.3 %	20.7 %	21.5 %
Core return on average tangible common equity	E/G	24.2 %	25.2 %	22.5 %	23.3 %	24.5 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	43.6	44.6	45.6	46.3	47.2
Earnings per common share fully diluted	A/H	1.23	1.34	1.16	1.09	1.13
Non-core items per share	D/H	0.07	—	—	0.02	0.04
Core earnings per common share fully diluted	E/H	1.30	1.34	1.16	1.11	1.17
Core return on average tangible assets						
Total average assets	I	$ 13,993.7	$ 13,970.1	$ 14,053.9	$ 13,790.9	$ 13,480.9
Less: average goodwill and intangible assets		(89.2)	(92.9)	(95.5)	(95.3)	(97.4)
Average tangible assets	J	$ 13,904.5	$ 13,877.2	$ 13,958.3	$ 13,695.6	$ 13,383.5
Return on average assets	A/I	1.6 %	1.7 %	1.5 %	1.5 %	1.6 %
Core return on average tangible assets	E/J	1.7 %	1.7 %	1.5 %	1.5 %	1.6 %

23

Non-GAAP Reconciliation (continued)

(in millions of US Dollars, unless otherwise indicated)		2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Tangible equity to tangible assets						
Shareholders' equity	K	$ 1,057.8	$ 1,020.8	$ 1,064.2	$ 999.1	$ 995.1
Less: goodwill and intangible assets		(89.7)	(89.6)	(96.7)	(94.4)	(96.3)
Tangible common equity	L	968.1	931.2	967.5	904.7	898.8
Total assets	M	14,019.8	14,231.4	14,373.0	13,939.1	13,528.1
Less: goodwill and intangible assets		(89.7)	(89.6)	(96.7)	(94.4)	(96.3)
Tangible assets	N	$ 13,930.1	$ 14,141.8	$ 14,276.3	$ 13,844.7	$ 13,431.8
Tangible common equity to tangible assets	L/N	6.9 %	6.6 %	6.8 %	6.5 %	6.7 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	42.2	42.9	44.2	45.2	46.2
Tangible book value per common share	L/O	22.94	21.70	21.90	20.03	19.45
Efficiency ratio						
Non-interest expenses		$ 93.2	$ 90.6	$ 88.8	$ 91.1	$ 88.5
Less: Amortization of intangibles		(1.9)	(2.2)	(1.9)	(1.9)	(1.9)
Non-interest expenses before amortization of intangibles	P	91.3	88.4	86.8	89.3	86.6
Non-interest income		58.4	63.2	56.0	55.6	55.1
Net interest income before provision for credit losses		89.3	88.6	88.1	87.4	87.1
Net revenue before provision for credit losses and other gains/losses	Q	$ 147.8	$ 151.9	$ 144.1	$ 143.1	$ 142.2
Efficiency ratio	P/Q	61.8 %	58.2 %	60.3 %	62.4 %	60.9 %
Core efficiency ratio						
Non-interest expenses		$ 93.2	$ 90.6	$ 88.8	$ 91.1	$ 88.5
Less: non-core expenses	(C)	(2.9)	—	(0.1)	(0.8)	(1.6)
Less: amortization of intangibles		(1.9)	(2.2)	(1.9)	(1.9)	(1.9)
Core non-interest expenses before amortization of intangibles	R	88.4	88.4	86.7	88.4	85.0
Net revenue before provision for credit losses and other gains/losses	Q	147.8	151.9	144.1	143.1	142.2
Core efficiency ratio	R/Q	59.8 %	58.2 %	60.2 %	61.8 %	59.8 %

24

25 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Financial System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)